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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/21/24__

 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Sikich Corporate Finance LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1415 W. Diehl Road, Suite 400__

(No. and Street)

__Naperville__	__IL__	__60563__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Barry Stark__	__312-458-0012__	__barry.stark@sikich.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ryan & Juraska LLP__

(Name – if individual, state last, first, and middle name)

__141 W. Jackson Blvd.__	__Chicago__	__IL__	__60604__
(Address)	(City)	(State)	(Zip Code)

__3/24/2009__	__3407__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Barry Stark</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Sikich Corporate Finance LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public, State of Illinois
Official Seal
Ramona R Johnson
Commission # 995574
My Commission Expires 1/17/2027

Notary Public

Signature:

Title:

Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sikich Corporate Finance LLC (the "Company") as of December 31, 2024, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sikich Corporate Finance LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sikich Corporate Finance LLC's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sikich Corporate Finance LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Information (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sikich Corporate Finance LLC's financial statements. The supplemental information is the responsibility of Sikich Corporate Finance LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

We have served as Sikich Corporate Finance LLC's auditor since 2018.
Chicago, Illinois
February 24, 2025

Sikich Corporate Finance LLC
Statement of Financial Condition
As of December 31, 2024

ASSETS

		2024
Assets		
Cash	$	1,020,667
Accounts receivable, net of allowances ($187,547)		156
Prepaid expenses and other assets		62,052
TOTAL ASSETS	$	1,082,875

LIABILITIES AND MEMBER'S EQUITY

		2024
Liabilities		
Accrued expenses	$	483,909
Accounts Payable		3,696
TOTAL LIABILITIES		487,605
Member's Equity		595,270
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,082,875

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Income

For the Year Ended December 31, 2024

		2024
Revenue		
Consulting Revenue	$	5,851,292
Total Revenue		5,851,292
Expenses		
Commission Expense		2,127,438
Legal & Accounting Fees		118,065
Payroll Taxes & Benefits		80,892
Professional Services		63,866
Software		43,521
FINRA & SIPC Fees		23,544
Insurance		3,308
Other Operating Expenses		23,922
Total Expenses		2,484,556
NET INCOME	$	**3,366,736**

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Changes in Member's Equity

For the Year Ended December 31, 2024

Member's Equity at Beginning of Year	$	228,534
Net Income (loss)		3,366,736
Member distributions		(3,000,000)
Member's Equity at End of Year	$	595,270

See notes to the financial statements.

Sikich Corporate Finance LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activites

Net Income	$	3,366,736
Adjustments to reconcile net income to net cash provided by		
Operating Activities:		
Accounts receivables- net		14,338
Prepaid expenses and other assets		(12,990)
Accrued expenses		470,373
Accounts payable		(5,693)
Net Cash Provided by Operating Activities		3,832,764

Cash Flows from Financing Activities

Member distributions		(3,000,000)
Net Cash (Used In) Financing Activities		(3,000,000)
Net increase in Cash		832,764
Cash at Beginning of Year		187,903
Cash at End of Year	$	1,020,667

See notes to the financial statements.

SIKICH CORPORATE FINANCE LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>- Sikich Corporate Finance LLC, a Delaware limited liability company (the Firm), was formed on October 15, 2008, and began operations on November 3, 2009. The Firm is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), and the Securities and Exchange Commission (SEC). The general purpose of the Firm is to engage in capital raising services, including private securities placements and Private Investment in Public Equity (PIPE) transactions, and to perform mergers and acquisitions advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency or similar opinions. The Firm's customers are located throughout the United States. The Firm is wholly owned by Sikich LLC, a professional services firm.

b. <u>Basis of Presentation and Method of Accounting</u>- The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP') and presented on the accrual basis method of accounting.

c. <u>Use of Estimates</u>- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u>- The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. <u>Measurement of Credit Losses</u>- In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Expected credit losses are measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and are generally recognized earlier than under previous standards. The adoption of this standard on January 1, 2020 did not have a material impact on the Firm's financial statements.

f. <u>Accounts Receivable</u>- Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for credit losses, following the guidance of ASU 2016-13 Measurement of Credit Losses on Financial Instrument described on Note 1, e above. Accordingly, the accounts receivable disclosed in the statement of financial condition reflect an allowance for credit losses consistent with the Firm policy. Uncollectible accounts receivables are charged directly against operations. At December 31, 2024, the Firm recorded an allowance for credit losses in the amount of $187,547.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

g. <u>Revenue Recognition</u>- The Firm recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*, effective 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Firm and consumed by the customer.

h. <u>Financial Statement Presentation and Classification</u> – The Firm is engaged in a single line of business as a securities broker dealer and is engaged in investment banking advisory and capital raising activities. The Firm has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Firm. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Firm as a whole. The operating revenue and expenses for the entire segment are reflected in the Statement of Income. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. From year to year, the Firm is not reliant on any one customer for a majority of its revenues.

NOTE 2: FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Firm's own data.

At December 31, 2024, the Firm did not have any level 1, 2 or 3 investments.

NOTE 3: INCOME TAX EXPENSE

As a wholly owned limited liability company of Sikich LLC (formerly known as Sikich LLP), the Firm is treated as a disregarded entity for federal income tax purposes.

For the period January 1, 2024 through May 1, 2024, the single member owner of the Firm was treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The member owners of Sikich LLC are taxed individually on their share of the Firm's earnings. The Firm is subject to certain state taxes; however, no provision for state income taxes is required at May 1, 2024.

For the period May 2, 2024 through December 31, 2024, the single member owner of the Firm is treated as a C Corporation for federal income tax purposes. The Firm's income taxes are paid by its single member owner. As a result, the Firm does not record a provision for income taxes in its financial statements. The single member owner assumes responsibility for all tax obligations arising from the operations of the Firm, and any income taxes incurred on behalf of the Firm are reported on the tax return of the single member owner.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities. Generally, the Firm is no longer subject to income tax examinations by major taxing authorities for the years before 2021.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income; there were none for the year ended December 31, 2024.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2024, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: GUARANTEES

The Company has not recorded any contingent liability related to guarantee arrangements as of December 31, 2024.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2024, the Firm's net capital was $533,062 which was $500,555 in excess of its minimum net capital requirement. There is no material difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2024.

SIKICH CORPORATE FINANCE LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 7: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Sikich LLC and is subject to an expense sharing agreement with Sikich LLC that has been submitted to FINRA. The agreement was amended on March 11, 2024 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. Under the agreement Sikich LLC has agreed to pay full amount of certain expenses on behalf of the Firm. During the year ended December 31, 2024, Sikich LLC paid $1,496,824 in consideration of rent, utilities, telephone, equipment furniture and fixtures, postage, office supplies, accounting services, and other general non-securities related to administrative and office expenses. The Firm will not have any obligation to pay back any incurred expenses paid on its behalf by Sikich LLC, and thus such amounts are not reflected in the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 24, 2025; the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements other than noted below.

For the period January 1, 2025 to February 24, 2025, Sikich Corporate Finance LLC made capital distributions totaling $300,000.

SUPPLEMENTAL INFORMATION

Sikich Corporate Finance LLC
Computation of Net Capital Requirements
As of December 31, 2024

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition			$	595,270
less nonallowable assets from Statement of Financial Condition				(62,208)
Net capital before haircuts on securities positions				533,062
Haircuts on securities				-
Net Capital				533,062

Computation of Basic Net Capital Requirement, the greater of:				32,507
6 2/3% of Aggregate Indebtedness	$	32,507		
Minimum dollar requirement		5,000		
Excess Net Capital			$	500,555

Aggregate Indebtedness:		$	487,605
Excess Net Capital (Net Capital, less 10% Aggregate Indebtedness)		$	484,302
Percentage of Aggregate Indebtedness to Net Capital			91.47%
120% of Required Net Capital		$	39,008
Net Capital in Excess of 120% of Required Net Capital		$	494,054

There are no material differences between the above computation and the Firm's corresponding unaudited Form FOCUS Part II filing as of December 31, 2024.

SIKICH CORPORATE FINANCE LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2024

The Firm did not handle any customer cash or securities during the year ended December 31, 2024, and does not have any customer accounts.

The Firm did not handle any customer cash or securities during the year ended December 31, 2024, and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sikich Corporate Finance LLC

We have reviewed management's statements, included in the accompanying Sikich Corporate Finance LLC's Exemption Report, in which (1) Sikich Corporate Finance LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, including PIPEs, mergers and acquisition advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency, or similar opinions, and, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Sikich Corporate Finance LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2025

SIKICH®

SIKICH.COM

Barry Stark
Chief Compliance Officer
D: 630.566.8571
F: 630.566.8401
barry.stark@sikich.com

The Exemption Report

Sikich Corporate Finance LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, including PIPEs, mergers and acquisition advisory services, including facilitating mergers and acquisitions, tender offers, financial restructurings, asset sales, divestitures and other corporate reorganizations or business combination transactions, and rendering fairness, solvency, or similar opinions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2024 without exception.

Sikich Corporate Finance LLC

I, Barry Stark, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Barry Stark
Chief Compliance Officer
February 24, 2025

1415 W. Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

200 W. Madison Street, Suite 3200
Chicago, IL 60606
312.648.6666

Securities offered through Sikich Corporate Finance LLC, member FINRA/SIPC.